December 22, 2010

Via Edgar and Facsimile

Mr. Scot Foley

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

-7010

Re:

Bazi International, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

Filed August 31, 2010, as amended December 3 and December 22, 2010.

File No. 333-169130

Dear Mr. Foley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bazi International, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement, as amended, be accelerated so that the same will become effective at 1:00 p.m. Eastern Time on Thursday, December 22, 2010, or as soon thereafter as practicable.

On behalf of the Company, I hereby acknowledge that:

1.

Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John Pougnet

John Pougnet

Chief Financial Officer